October 30, 2008	Phone: 808-682-7800
dnakamoto@hokusci.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Angela Crane
Julie Sherman

Re:	Hoku Scientific, Inc.
Form 10-K for the year ended March 31, 2008
Filed June 6, 2008
File No. 000-51458

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Darryl Nakamoto, dated October 20, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-Q for the quarter ended June 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-Q for the quarter ended June 30, 2008

Financial Statements, page 2

Note (2) Fair Value of Assets and Liabilities, page 8

1.
Please refer to prior comment 4. We note from your response that your commercial paper investments are “not exchange traded and do not have active market quotes; rather they are valued by the income approach using associated observable market inputs.” Please respond to the following:

Please clarify the nature of your investments and what you mean by your statement that they are not exchange traded.

Company Response:

Our investments at June 30 2008, consisted of commercial paper from Dow Chemical Company (purchased on 4/25/08, matured on 7/18/08), Southwest Gas Corporation (purchased on 4/25/08, matured on 7/28/08) and ITT Industries (purchased on 6/2/08, matured on 8/5/08). Each of the commercial paper investments was purchased at a discount from a $1,000,000 par value (Dow Chemical Company purchased at $992,837, Southwest Gas Corporation purchased at $992,088, and ITT Industries purchased at $994,933) and each was redeemed for par value on its respective maturity date.

1075 Opakapaka Street · Kapolei, Hawai’i  96707 · Tel 808-682-7800 · Fax 808-682-7807 · www.hokuscientific.com

United States Securities and Exchange Commission October 30, 2008 Page 2 of 3

Commercial paper, by nature, is traded over the counter, rather than on an organized national exchange where securities, options and futures are traded by specialists.

We see that Piper uses a basic discount calculation for determining fair value, but also see from your response that this calculation assumes liquidity. Please tell us how you factored in current market conditions when determining fair value, but they are not necessarily determinative if an active market does not exist. We refer you to SFAS 157 and FSP FAS 157-3. Please advise.

Company Response:

Per FSP FAS 157-3, broker quotes may be an appropriate input when measuring fair value; however, there are no broker quotes for our commercial paper investments. The commercial papers we have invested in are short-term in nature and highly rated (i.e., low-risk). Due to the nature of the investment, there is a limited or infrequent secondary market and as a result no active broker quote.

In addition, we considered market conditions and determined that there were no default events or downgrades to our investments that could have significantly impacted valuations. We believe that the accretion of the asset from its purchase price at the transaction date to face value at maturity is the appropriate indication of market value, in absence of broker quotes and considering the short-term nature of these investments.

Finally, please specifically tell us how you concluded that your investments were measured based on level two inputs.

Company Response:

We concluded our investments were measured on level two inputs based on inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Piper Jaffray relies on market quotes for the initial valuation/issuance of new commercial paper. As mentioned above, there are no broker quotes for a secondary market. As such, Piper uses a basic mathematical calculation for future valuation of purchased commercial paper. Principally they are accreting the asset from its purchase price at the transaction date to face value at maturity. The calculation factors in discount yield based on the client purchase price, transaction date, an actual/360 basis, days to maturity and a price of par.

*    *    *    *

We believe the foregoing discussion is responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (808) 682-7800.

United States Securities and Exchange Commission October 30, 2008 Page 3 of 3

Very truly yours,
HOKU SCIENTIFIC, INC.

/s/ Darryl S. Nakamoto
Darryl S. Nakamoto
Chief Financial Officer

cc:	Scott Paul (Hoku Scientific, Inc.)
Dean Hirata (Hoku Scientific Audit Committee Chairman)
Paul M. Boyd (Stoel Rives LLP)